Exhibit 99.1
Press Release
Telenor Commences Arbitration Against Alfa under VimpelCom Shareholders Agreement
     In response to breaches by Alfa of the provisions of the VimpelCom Shareholders Agreement that relate to the nomination of candidates for election to the Board of Directors of VimpelCom, Telenor has today commenced an arbitration proceeding against Alfa’s affiliates, Eco Telecom Limited, Eco Holdings Limited and CTF Holdings Limited. The principal objective of this proceeding is to cause Alfa to comply with its obligations in the VimpelCom Shareholders Agreement. In light of the generally confidential nature of arbitration proceedings, it is Telenor’s current intention not to comment further on this matter until the arbitration panel has rendered a decision.
     Further information:
     Dag Melgaard, Chief Press Spokesman, Telenor ASA, tel: +47 901 92 000.